# SEC Schedule 13D/A (Amendment No. 4) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Empery Digital Inc., CIK 0001829794
CUSIP: 92864V608
Title of class of securities: Common Stock, $0.00001 par value per share
Address of issuer's principal executive offices: 3121 EAGLES NEST, SUITE 120, ROUND ROCK, Texas (TX), 78665
Date of event which requires filing of this statement: 02/26/2026
Amends the filing with accession number 0001193805-26-000067
Filed by CIK 0002079674
Persons authorized to receive notices and communications: GABRIEL GLIKSBERG, ATG CAPITAL MANAGEMENT LP, 16690 Collins Avenue, Sunny Isles Beach, Florida (FL), 33160, 786-519-0995

## Reporting persons
- ATG Capital Opportunities Fund LP (CIK 0002079674): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: working capital (WC); sole voting power 0; shared voting power 4,500,000; sole dispositive power 0; shared dispositive power 4,500,000; aggregate amount beneficially owned 4,500,000 (13.7% of the class)
- ATG Capital Management LP (CIK 0002110268): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 4,500,000; sole dispositive power 0; shared dispositive power 4,500,000; aggregate amount beneficially owned 4,500,000 (13.7% of the class)
- ATG Capital Management GP LLC (CIK 0002110271): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 4,500,000; sole dispositive power 0; shared dispositive power 4,500,000; aggregate amount beneficially owned 4,500,000 (13.7% of the class)
- Gabriel Gliksberg (CIK 0002034212): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 4,500,000; sole dispositive power 0; shared dispositive power 4,500,000; aggregate amount beneficially owned 4,500,000 (13.7% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock, $0.00001 par value per share
Name of issuer: Empery Digital Inc.
Address of issuer's principal executive offices: 3121 EAGLES NEST, SUITE 120, ROUND ROCK, Texas (TX), 78665
Comment: The following constitutes Amendment No. 4 to the Schedule 13D filed by the undersigned ("Amendment No. 4"). This Amendment No. 4 amends the Schedule 13D as specifically set forth herein. Unless otherwise defined herein, all capitalized terms used herein shall have the meanings given to them in the Schedule 13D.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 is hereby amended to add the following:

On February 26, 2026, ATG Fund delivered a notice to the Issuer (the "Nomination Notice") nominating a slate of nine highly qualified director candidates, consisting of Arati Batta, Ronald H. Davies, James C. Elbaor, Gabriel D. Gliksberg, Meredith S. Kirshenbaum, Aaron T. Morris, Christopher E. Novak, Heather A. Powers and Evan Ratner (collectively, the "Nominees"), for election to the Issuer's board of directors (the "Board") at the Issuer's 2026 annual meeting of stockholders (the "Annual Meeting").

Reference is made to the JFSA, the Indemnification Agreements and the Powers of Attorney (each as defined and described in Item 6 below) and incorporated herein by reference.

## Item 5. Interest in Securities of the Issuer
Transactions in the class effected during the past sixty days:
Item 5(c) is hereby amended to add the following:

There have been no transactions in securities of the Issuer by the Reporting Persons since the filing of Amendment No. 3 to the Schedule 13D.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Item 6 is hereby amended to add the following:

On February 26, 2026, the Reporting Persons and the Nominees entered into a Joint Filing and Solicitation Agreement (the "JFSA") pursuant to which the parties agreed, among other things, (i) to the joint filing on behalf of each of them of statements on Schedule 13D with respect to the securities of the Company to the extent required by applicable law, (ii) to seeking representation on the Board at the Annual Meeting, (iii) to soliciting proxies for the election of certain persons nominated for election to the Board at the Annual Meeting (including the Nominees) (the "Solicitation"), (iv) that for so long as the Issuer's Rights Agreement, dated as of February 3, 2026, remains in effect, no party shall transact in securities of the Issuer without the prior written consent of ATG Fund and (v) that the Reporting Persons agreed to bear all pre-approved expenses incurred by the parties in connection with the Solicitation. A copy of the JFSA is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

ATG Management has signed separate letter agreements (the "Indemnification Letter Agreements") with each of the Nominees (other than Mr. Gliksberg) pursuant to which it and certain of its affiliates have agreed to indemnify such Nominees against certain claims arising from the Solicitation and any related transactions. For the avoidance of doubt, such indemnification does not apply to any claims made against such Nominees in his or her capacity as a director of the Issuer, if so elected. A form of the Indemnification Letter Agreement is attached hereto as Exhibit 99.2 and is incorporated herein by reference.

Each of the Nominees (other than Mr. Gliksberg) has granted Mr. Gliksberg a power of attorney to execute certain SEC filings and other documents, as necessary, in connection with the solicitation of proxies at the Annual Meeting (collectively, the "Powers of Attorney"). A form of the Power of Attorney is attached hereto as Exhibit 99.3 and is incorporated herein by reference.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Item 7 is hereby amended to add the following exhibits:

99.1 - Joint Filing and Solicitation Agreement, dated February 26, 2026.

99.2 - Form of Indemnification Letter Agreement.

99.3 - Form of Power of Attorney.

## Signatures
- ATG Capital Opportunities Fund LP: /s/ Gabriel Gliksberg, Gabriel Gliksberg, Managing Member of ATG Capital Management GP LLC, the general partner of ATG Capital Management LP, its investment manager (03/02/2026)
- ATG Capital Management LP: /s/ Gabriel Gliksberg, Gabriel Gliksberg, Managing Member of ATG Capital Management GP LLC, its general partner (03/02/2026)
- ATG Capital Management GP LLC: /s/ Gabriel Gliksberg, Gabriel Gliksberg, Managing Member (03/02/2026)
- Gabriel Gliksberg: /s/ Gabriel Gliksberg, Gabriel Gliksberg (03/02/2026)